Exhibit (a)(13)
                                                                 ---------------

                                FORUM GROUP, INC.
                       11320 RANDOM HILLS ROAD, SUITE 400
                            FAIRFAX, VIRGINIA  22030
                                  703-277-7000

             Re:  $2.83 Per Unit Cash Tender Offer for Any and
                  All Units of Forum Retirement Partners, L.P.
                  ---------------------------------------------

                                                               November 14, 1995

Dear Unitholder:

     As previously announced, Forum Group, Inc.'s offer to purchase any and all outstanding preferred depositary units representing preferred limited partners' interest in Forum Retirement Partners, L.P. at $2.83 per unit has been extended. The tender offer and withdrawal rights will now expire at 12:00 Midnight, New York City time, on Friday, December 1, 1995.

     The tender offer was extended in order to give unitholders additional time to tender their units if they desire to do so. As of the close of business on November 10, 1995, 2,261,746 units had been validly tendered, which when added to the units already beneficially owned by Forum Group aggregate approximately 76.5% of the total units outstanding.

     The Board of Directors of the general partner of Forum Retirement Partners, L.P. (with the director affiliated with Forum Group abstaining), based upon the unanimous recommendation of a special committee comprised of the independent members of the Board of Directors, has determined that the tender offer is fair to unitholders (other than Forum Group and its affiliates) and recommends that such unitholders accept the offer and tender all of their units pursuant to the tender offer.

     The $2.83 per unit offer price will enable unitholders to realize a premium of approximately 42% over the closing sale price per unit on the American Stock Exchange on September 22, 1995, the last trading day prior to the press release announcing that Forum Group would commence the tender offer. In addition, unitholders who tender their units will not be obligated to pay brokerage fees or commissions for the purchase by Forum Group of units pursuant to the tender offer.

     You should be aware that Forum Retirement Partners, L.P. recently announced its third quarter financial results. In this regard, a copy of Forum Retirement Partners, L.P.'s third quarter earnings release is enclosed herewith for your information. In addition, Forum Retirement Partners, L.P. has filed with the Securities and Exchange Commission its Quarterly Report on Form 10-Q for the quarter ended September 30, 1995, and copies thereof may be inspected or obtained in the manner described in our Offer to Purchase.

     The tender offer is being made pursuant to our Offer to Purchase dated October 2, 1995, the Supplements thereto dated October 16, 1995 and November 1, 1995, and the related Letter of Transmittal, copies of which have been previously mailed to unitholders. You are urged to read carefully these materials, which together set forth the terms and conditions of the tender offer, before determining whether to tender your units. If you desire additional copies of the materials, please contact MacKenzie Partners, Inc., the information agent for the tender offer, at (212) 929-5500 (call collect) or
(800) 322-2885 (toll free).

     For the convenience of registered unitholders, another copy of the Letter of Transmittal, which may be used by them to tender units, is enclosed. If your units are held in the name of a brokerage firm or bank, you must contact your broker or financial advisor to tender your units. Unitholders who have already tendered their units need not complete another Letter of Transmittal or take any additional action for their units to be tendered.

     Unitholders who wish to tender their units are urged to act promptly.

     Any questions or requests for assistance or additional copies of the Offer to Purchase, the Supplements thereto, the Letter of Transmittal, and other related materials may be directed to MacKenzie Partners by telephone at (212) 929-5500 (call collect) or (800) 322-2885 (toll free).


                                   Very truly yours,

                                   /s/ Mark L. Pacala

                                    Mark L. Pacala
                                Chairman of the Board and
                                  Chief Executive Officer

For Information Contact:
Dennis L. Lehman
Chief Financial Officer
(703) 277-7036                                                        AMEX : FRL

                              FOR IMMEDIATE RELEASE

                      November 13, 1995, Fairfax, Virginia

             FORUM RETIREMENT PARTNERS REPORTS THIRD QUARTER RESULTS


Forum Retirement Partners, L.P. (the "Partnership"), a Washington, D.C. area-based retirement community ("RC") master limited partnership, today announced results of operations for the quarter and nine months ended September 30, 1995:

                                          Quarter Ended    Nine  Months Ended
                                          September 30,       September 30,
                                         (in thousands)       (in thousands)
                                        -----------------  -------------------
                                         1995      1994      1995       1994

 Total revenues                         $12,487   $12,094   $37,098    $34,855
 Net income                                  24       196       183        301
 Average number of units outstanding     15,285    15,285    15,285     15,285
 Net income per limited partners unit     $0.00     $0.01     $0.01      $0.02


A Partnership spokesperson said, "The operating performance of the Partnership was significantly ahead of the prior year for the nine months ended
September 30, 1995 after excluding the benefit of a favorable adjustment to workers compensation insurance costs of $786,000 in 1994. Our operating performance for the comparative three-month period was adversely effected by the significant underperformance at one of our RC's which had an earnings decline of $234,000 in the comparative quarter, principally due to declining occupancy. We are aggressively implementing plans in an effort to increase occupancy and enhance operating performance at this RC. Additionally, we are seeking to devise ongoing profit improvement plans at many of our other RC's."

Forum Group, Inc. ("Forum Group"), the parent company of the Partnership's General Partner, has commenced a $2.83 per unit cash tender offer to purchase any and all outstanding preferred depositary units representing preferred limited partners' interests in the Partnership not already beneficially owned by Forum Group. Immediately prior to the commencement of the tender offer, Forum Group beneficially owned approximately 61.7% of the outstanding units. The tender offer has been extended, as previously announced today, and is currently scheduled to expire at 12:00 Midnight, New York City time, on Friday, December 1, 1995, unless the tender offer is further extended.